Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
ıail: sandra.walters@brambles.com

04046459

Brambles

23 November 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 29 2004 WASH SECTION 185

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
DEC 0 8 2004
THOMSON
FINANCIAL

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

Brambles Industries plc
Company Number: 4134697

23 November 2004

FINAL POLL RESULTS FOR THE
BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC
ANNUAL GENERAL MEETINGS
HELD ON 16 NOVEMBER 2004 AND 23 NOVEMBER 2004, RESPECTIVELY

Following the Annual General Meetings of Brambles Industries Limited held in Sydney on 16 November 2004 and Brambles Industries plc held in London on 23 November 2004, we advise that each resolution set out in the Notice of Meeting was carried by the required majority.

In accordance with the requirements of Brambles' dual listed companies structure, each resolution was determined on a poll. The results of the poll held on each resolution are set out in Appendix 1.

The final proxy position for each of Brambles Industries Limited and Brambles Industries plc on each resolution (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 2.

Craig van der Laan
Company Secretary
Brambles Industries plc

For further information

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson Head of Investor Relations	+61 (0) 2 9256 5216 +61 (0) 414 239 188 (mobile)
Media	Jeannette McLoughlin Group General Manager Corporate Communications	+61 (0) 2 9256 5255 +61 (0) 401 990 425 (mobile)

Brambles is globally headquartered in Australia

Appendix 1

Results of Poll on Resolutions at 2004 Brambles Annual General Meetings

	Resolution	For	%	Against	%	Abstain
1	Receive the Reports & Financial Statements of BIL	879,872,813	99.90%	883,738	0.10%	36,290,806
2	Receive the Reports and Accounts of BIP	879,917,836	99.90%	875,279	0.10%	36,254,242
3	Approval of Brambles' Remuneration Report	894,269,342	99.19%	7,258,844	0.81%	17,573,353
4	Approval of increase in annual remuneration of BIL Non-Executive Directors	842,343,810	94.73%	46,905,880	5.27%	23,390,778
5	Approval of increase in annual remuneration of BIP Non-Executive Directors	839,953,449	93.27%	60,610,061	6.73%	11,989,729
6	Election of Mr M F Ihlein to the Board of BIL	910,750,080	99.61%	3,597,294	0.39%	5,670,470
7	Election of Mr M F Ihlein to the Board of BIP	910,857,956	99.62%	3,486,704	0.38%	5,673,184
8	Election of Mr S P Johns to the Board of BIL	913,750,929	99.86%	1,280,326	0.14%	4,996,589
9	Election of Mr S P Johns to the Board of BIP	913,700,231	99.86%	1,295,228	0.14%	5,025,156
10	Election of Mr J Nasser AO to the Baord of BIL	910,769,853	99.53%	4,320,730	0.47%	4,969,761
11	Election of Mr J Nasser AO to the Baord of BIP	912,504,153	99.53%	4,340,799	0.47%	3,208,163
12	Re-election of Mr M D I Burrows to the Board of BIL	862,283,726	95.38%	41,745,366	4.62%	16,030,752
13	Re-election of Mr M D I Burrows to the Board of BIP	860,511,505	95.19%	43,474,649	4.81%	16,066,461
14	Re-election of Mr D J Turner to the Board of BIL	915,361,134	99.71%	2,679,721	0.29%	1,798,964
15	Re-election of Mr D J Turner to the Board of BIP	915,356,581	99.70%	2,711,222	0.30%	1,776,187
16	Re-appointment of PricewaterhouseCoopers LLP as auditors of BIP	916,666,244	99.95%	475,906	0.05%	2,516,802

17	Authorise Directors to set Auditors' fees	916,351,964	99.92%	776,136	0.08%	2,591,123
18	General authority to allot shares in BIP	905,413,693	99.06%	8,548,079	0.94%	5,715,959
19	Disapplication of pre-emption rights in BIP *	905,146,282	99.07%	8,463,218	0.93%	6,061,574
20	General authority to buy back shares in BIP *	913,114,966	99.88%	1,096,596	0.12%	5,444,614
21	Approval of BIL 2004 Performance Share Plan	891,609,725	98.27%	15,725,750	1.73%	5,542,138
22	Approval of BIP 2004 Performance Share Plan	889,350,754	98.02%	17,934,119	1.98%	5,524,570
23	Authorise Board to establish further Performance Share Plans	890,482,506	98.41%	14,363,907	1.59%	7,970,000
24	Approval of participation in Performance Share Plan by Mr M F Ihlein	892,572,308	98.64%	12,323,973	1.36%	7,939,700
25	Approval of participation in Performance Share Plan by Mr D J Turner	896,480,033	98.65%	12,250,333	1.35%	2,350,727

* Special resolution

Because of the nature of the dual listed companies' structure, the poll results for each company on joint electorate actions are identical. Resolutions 1 – 25 are joint electorate matters and the votes above include those cast by shareholders of both Brambles Industries plc and Brambles Industries Limited.

Appendix 2

Final Proxy Position

	BIL	BIP
1 Receipt of financial statements and reports of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	511,030,374	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	418,578,434	388,714,494
was to vote against the resolution	409,636	468,973
was to abstain on the resolution	22,540,934	13,747,914
may vote at the proxy's discretion	69,501,370	1,054,751
2 Receive the Reports and Accounts of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	511,030,374	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	418,486,702	388,716,540
was to vote against the resolution	402,036	468,114
was to abstain on the resolution	22,500,803	13,740,931
may vote at the proxy's discretion	69,640,833	1,060,547
3 Approval of Brambles' Remuneration Report		
Total number of proxy votes exercisable by all proxies validly appointed	513,068,390	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	434,911,181	387,540,216
was to vote against the resolution	3,394,600	2,540,360
was to abstain on the resolution	4,678,875	12,840,522
may vote at the proxy's discretion	70,083,734	1,065,034
4 Approval of increase in annual remuneration of BIL Non-Executive Directors		
Total number of proxy votes exercisable by all proxies validly appointed	508,596,682	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		

was to vote for the resolution	379,837,678	399,112,830
was to vote against the resolution	42,070,361	3,013,587
was to abstain on the resolution	22,555,641	797,929
may vote at the proxy's discretion	64,133,002	1,061,786
5 Approval of increase in annual remuneration of BIP Non-Executive Directors		
Total number of proxy votes exercisable by all proxies validly appointed	508,509,453	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	379,875,455	396,643,441
was to vote against the resolution	55,747,024	3,032,105
was to abstain on the resolution	8,721,339	3,226,832
may vote at the proxy's discretion	64,165,635	1,083,754
6 Election of Mr M F Ihlein to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	440,003,411	397,792,237
was to vote against the resolution	2,727,232	846,486
was to abstain on the resolution	1,367,088	4,247,336
may vote at the proxy's discretion	69,918,630	1,100,073
7 Election of Mr M F Ihlein to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	440,098,669	397,792,519
was to vote against the resolution	2,608,665	854,463
was to abstain on the resolution	1,373,763	4,239,375
may vote at the proxy's discretion	69,935,264	1,099,775

8 Election of Mr S P Johns to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	442,813,540	398,011,403
was to vote against the resolution	617,788	640,375
was to abstain on the resolution	706,097	4,232,346
may vote at the proxy's discretion	69,878,936	1,102,008
9 Election of Mr S P Johns to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	442,700,553	398,012,721
was to vote against the resolution	629,124	643,941
was to abstain on the resolution	736,228	4,226,782
may vote at the proxy's discretion	69,950,456	1,102,688
10 Election of Mr J Nasser AO to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	441,064,466	397,166,359
was to vote against the resolution	2,326,102	1,570,632
was to abstain on the resolution	767,033	4,150,928
may vote at the proxy's discretion	69,858,760	1,098,213
11 Election of Mr J Nasser AO to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	440,959,834	398,943,902
was to vote against the resolution	2,352,087	1,564,716

was to abstain on the resolution	770,969	2,381,394
may vote at the proxy's discretion	69,933,471	1,096,120
12 Re-election of Mr M D I Burrows to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	400,446,533	389,384,034
was to vote against the resolution	34,719,627	6,483,203
was to abstain on the resolution	8,984,442	7,030,410
may vote at the proxy's discretion	69,865,759	1,088,485
13 Re-election of Mr M D I Burrows to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	398,633,719	389,389,690
was to vote against the resolution	36,451,350	6,480,763
was to abstain on the resolution	9,025,240	7,021,321
may vote at the proxy's discretion	69,906,052	1,094,358
14 Re-election of Mr D J Turner to the Board of BIL		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	440,939,943	401,932,019
was to vote against the resolution	1,815,533	847,363
was to abstain on the resolution	1,740,644	51,707
may vote at the proxy's discretion	69,520,241	1,155,043
15 Re-election of Mr D J Turner to the Board of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		

was to vote for the resolution	440,822,385	401,929,601
was to vote against the resolution	1,841,322	851,010
was to abstain on the resolution	1,710,500	43,674
may vote at the proxy's discretion	69,642,154	1,161,847
16 Re-appointment of PricewaterhouseCoopers LLP as auditors of BIP		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	442,073,473	401,929,608
was to vote against the resolution	312,466	158,111
was to abstain on the resolution	1,728,344	759,845
may vote at the proxy's discretion	69,902,078	1,138,568
17 Authorise Directors to set auditors' fees		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	441,841,007	402,025,273
was to vote against the resolution	576,825	161,117
was to abstain on the resolution	1,879,356	665,047
may vote at the proxy's discretion	69,719,173	1,134,695
18 General authority to allot shares in BIP		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	432,548,971	400,277,904
was to vote against the resolution	5,988,738	2,530,599
was to abstain on the resolution	5,649,804	32,978
may vote at the proxy's discretion	69,828,848	1,144,651

19 Disapplication of pre-emption rights in BIP		
Total number of proxy votes exercisable by all proxies validly appointed	514,016,361	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	432,402,321	400,015,593
was to vote against the resolution	5,714,512	2,684,011
was to abstain on the resolution	5,886,065	91,784
may vote at the proxy's discretion	70,013,463	1,194,744
20 General authority to buy back shares in BIP		
Total number of proxy votes exercisable by all proxies validly appointed	514,014,585	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	437,845,777	402,564,644
was to vote against the resolution	836,216	227,467
was to abstain on the resolution	5,390,009	35,656
may vote at the proxy's discretion	69,942,583	1,158,365
21 Approval of BIL 2004 Performance Share Plan		
Total number of proxy votes exercisable by all proxies validly appointed	508,488,923	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	432,384,327	394,889,594
was to vote against the resolution	10,544,934	3,777,195
was to abstain on the resolution	1,321,756	4,158,964
may vote at the proxy's discretion	64,237,906	1,160,379
22 Approval of BIP 2004 Performance Share Plan		
Total number of proxy votes exercisable by all proxies validly appointed	508,427,982	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	432,313,323	392,703,221
was to vote against the resolution	10,573,899	5,956,599

was to abstain on the resolution	1,302,854	4,161,744
may vote at the proxy's discretion	64,237,906	1,164,568
23 Authorise Board to establish further Performance Share Plans		
Total number of proxy votes exercisable by all proxies validly appointed	508,432,017	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	431,197,490	393,832,582
was to vote against the resolution	10,588,791	2,366,603
was to abstain on the resolution	1,282,909	6,633,314
may vote at the proxy's discretion	65,362,827	1,153,633
24 Approval of participation in Performance Share Plans by Mr M F Ihlein		
Total number of proxy votes exercisable by all proxies validly appointed	508,483,585	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	429,848,536	398,313,325
was to vote against the resolution	10,452,286	549,765
was to abstain on the resolution	3,943,726	3,960,003
may vote at the proxy's discretion	64,239,037	1,163,039
25 Approval of participation in Performance Share Plans by Mr D J Turner		
Total number of proxy votes exercisable by all proxies validly appointed	506,728,697	403,986,132
Total number of proxy votes in respect of which the appointments specified that the proxy;		
was to vote for the resolution	431,354,041	400,698,262
was to vote against the resolution	10,382,349	554,967
was to abstain on the resolution	750,270	1,565,932
may vote at the proxy's discretion	64,242,037	1,166,971

ENDS

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

23 November 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

Brambles Industries plc 2004 Annual General Meeting

Addresses delivered by Mr Don Argus AO and Mr David Turner, Chief Executive Officer

23 November 2004

Mr Don Argus AO, Chairman

Good afternoon, ladies and gentlemen.

My name is Don Argus and as your Chairman it is my pleasure to welcome you here today and to open this Annual General Meeting of Brambles Industries plc.

I propose to take the Notice of Meeting as read. If you need a copy of the Notice, please ask one of the attendants. Minutes of the last meeting are available for inspection in the registration area outside.

Let me introduce our Directors to you.

This year we welcome three new Directors to the Board. Two new Non-executive Directors and a new Executive Director.

Starting on your far right is our newest Director, Stephen Johns. Stephen was the Finance Director of Westfield Holdings and remains a Non-executive Director of the Westfield Group.

Next to Stephen is Jac Nasser, who also joined the Board during the year. Many of you would know of Jac from his time as President and Chief Executive of Ford worldwide. He is now chairman and director of a number of large international companies.

Next to Jac is Roy Brown and then Sir David Lees.

To my immediate right we have David Turner, an Executive Director and of course our Chief Executive Officer.

Next to David is Mike Ihlein, also an Executive Director and Brambles' Chief Financial Officer. Mike joined us during the year after a 26 year career with Coca-Cola Amatil, where he was the Chief Financial Officer.

Next to Mike is Mark Burrows, and then Allan McDonald and Ron Milne. Ron retires from the Board after this year's Annual General Meetings. I will say more about Ron later.

You can read full details of the Directors' backgrounds and qualifications in our Annual Report.

Also on the stage with us today is our Company Secretary and Group General Counsel, Craig van der Laan.

In the audience we also have a number of other senior executives, as well as Mike Phillips of Pricewaterhouse Coopers, the Group Auditors.

Let me now move on to today's agenda.

I will start off by giving you an overview of Brambles' performance, and how we see the year ahead.

David Turner will then report in some detail on each of our businesses.

Then we will move on to the formal part of the meeting.

As you can see from the Notice of Meeting, we have 25 resolutions to consider, including two special resolutions, so I intend to spend a little time taking you through the more complex resolutions.

When we move to vote, you will have the opportunity to ask questions or make comments on any of the resolutions or any other matter related to Brambles' business.

At the end of the meeting, the Directors would like you to join us for a cup of tea or coffee in the foyer.

Let me move on to Brambles' performance.

Last year I said all of us on the Board and in the management team were absolutely focused on making Brambles generate the returns that will restore long term value for all shareholders.

I laid out the strategy we had put in place to turn around CHEP in the USA and CHEP in Europe.

My message to you today is unchanged.

Brambles has turned the corner and our financial results show we have made significant progress. We remain however absolutely committed to positioning Brambles to deliver long term sustainable shareholder wealth.

I said we have made significant progress - progress not only in the financial measures - but also on my commitment to you to rejuvenate the Board, to build a world class management team and to turn around CHEP USA and CHEP Europe.

Since we met last year there have been a number of changes to the Board. You have already met our three new Directors, and I want to assure you that the process of Board renewal will continue.

David Turner has put together a quality management team made up of new, highly talented executives and equally talented and experienced long standing Brambles people.

These changes are beginning to show through in the financial results.

As you would have seen from the Annual Report, profit after tax for the year was £126 million, an 8% increase over the previous year.

On a constant currency basis – that is, at the same exchange rates as the previous year's results - profit after tax for the year increased by 6%.

To ensure you get a good understanding of the real performance of the business and its future potential, it is important to look at the results not only in constant currency but also before exceptional items.

In the Annual Report, we have referred to profit before interest, tax, goodwill amortisation and exceptional items as "comparable operating profit".

Most importantly, in constant currency, comparable operating profit for the second half of 2004 was 29% higher than for the first half.

Net debt was down by £212 million.

The total dividends for shareholders in Brambles Industries plc were 8.073 pence a share.

Our focus on cash flow has paid off. Free cash flow for the year was £249 million, an increase of £157 million over the previous year.

Our strategy is firmly grounded in the marketplace. Excellence in serving our customers is what will determine our success.

The really significant feature of this year's results is that the source of much of the momentum within the recovery of Brambles' underlying earnings came from CHEP.

As you can see from our sales, particularly at CHEP, they are responding to the improvements we are making. In constant currency, sales for CHEP in 2004 were up 11% and comparable operating profit grew by 14%. However, we still have a way to go with customer satisfaction.

As you will recall, prior to the merger in 2001 the majority of the CHEP businesses were held within a structure that was held off the balance sheets of Brambles and its British partner, GKN.

The merger brought all of the CHEP businesses onto the balance sheet of the new Brambles and revealed flaws in how the business model was being executed.

There had been a focus on revenue growth without regard to profit and capital implications. It had allowed an excessive build up in its pallet pools without effective control disciplines.

As I explained at the 2002 AGM, the turnaround in the CHEP business would take the best part of 30 months. What you are seeing today is the outcome of an enormous amount of energy which has been devoted to restoring real value to this business.

While our focus so far this afternoon has been on the restoration of value in the CHEP business, we have not lost sight of our other businesses.

Industrial Services continued to perform well, with comparable operating profit in constant currency up 14%.

Sales at Cleanaway were also up 5% in constant currency terms. However, they did experience margin erosion through increased competition.

Recall experienced similar conditions to Cleanaway. However both Recall and Cleanaway showed stronger profits in the second half of the year.

David Turner has introduced a strong capital management discipline with the introduction of "Brambles Value Added" or what we describe as "BVA". BVA is the value generated by the business over and above the capital that it uses. In other words, BVA is the pre-tax profit that remains after deducting the cost of the capital invested to generate that profit.

We are investing to grow our businesses, but only where that growth is profitable.

Despite the hard work to stabilise and grow the economic value of the businesses, Brambles needs to continue to convince investors that the results we are now seeing are sustainable in the long term. That said, Brambles stock has strongly out-performed both the FTSE350 and the ASX200 over the last 12 months.

There is a new momentum at Brambles.

Like any other company, we will continue to face intense competition. But as we enter 2005, Brambles is a stronger, fitter and more flexible company. We are much better placed to meet our competition and handle the different economic conditions in the 48 countries where we operate.

As a result, I am optimistic about the direction of the Group overall.

You will have seen in the Annual Report that we take our commitment to Corporate Social Responsibility very seriously. It is, in reality, our licence to operate in 48 countries around the world and our ticket to enter others.

Over the last year we have made real progress. On most measures, our performance in terms of profit, market share and social responsibility have all improved. The market has responded positively to that progress.

But on one of our key measures of success, that of zero harm, we have failed. I'm sad to say that three of our work colleagues and one member of the public lost their

lives through work-related incidents during 2004. This toll on human life and the impact on family, friends and associates is profound.

These deaths are a major concern to all of us on the Board, management and the entire Brambles family. I want to make it very clear to you that every one of your Directors and every manager in Brambles is absolutely committed to the only acceptable safety standard, that is zero harm - no accidents, no injuries, no fatalities.

Before I ask David to talk to you, let me thank on your behalf the 28,000 people who make up the Brambles team in 48 countries around the world. They continue to make an outstanding contribution in what has been very difficult times. Their loyalty and dedication is very much appreciated.

I would also like to pay tribute to my Board colleagues who have demonstrated extraordinary commitment working through the turnaround and re-establishing value for Brambles' shareholders.

It would also be remiss of me not to pay tribute to Ron Milne who retires from the Board at the conclusion of today's meeting. Ron's knowledge of the business has been invaluable as we have worked through the issues following the merger. I would like to thank Ron for his commitment, loyalty and diligence and wish him and his wife, Sandra, good health in the years ahead.

Now a quick look at how we see the year ahead.

As we announced with the full year 2004 results, Brambles continues to expect good progress in 2005. The company is performing well in the early part of the current financial year and, in the four months to the end of October, sales and profits are ahead of the comparative period last year.

CHEP is performing well across all its regions in the first four months. CHEP Americas in particular is continuing to deliver strong growth in profits, with sales up approximately 10% in constant currency. CHEP Americas is benefiting from sustained improvements in operating efficiencies. It is also benefiting from the non-recurrence of one-off costs which were associated with the repair of excess pallet stocks in the USA last year.

CHEP Europe is continuing to make good progress on the implementation of activity based pricing, which is still expected to be finalised by the end of December 2005. For the first four months, sales in CHEP Europe grew approximately 6% in constant currency. The business is continuing to benefit from the restructuring initiatives, the costs of which were completed last year.

CHEP in the rest of the world is trading well.

Overall, CHEP is expected to perform strongly in the six months to 31 December 2004 and for the year as a whole.

Cleanaway is expected to grow sales in the first half of this year when compared with the first half of 2004. However, profits are expected to be lower. This is due both to

the costs of the reorganisation announced on 10 August 2004 and the impact of the DSD re-tendering in Germany. The re-tendering will result in an increase in Cleanaway's share of DSD, although at lower margins. In the UK, the Commercial and Industrial sector remains under some pressure. Full year sales for Cleanaway are expected to be higher than last year, with profits expected to be similar to last year.

Recall is performing well and is expected to achieve continued sales growth in all regions. The European business is showing signs of improvement, particularly in the UK. North America and Australia are also expected to show good growth. Overall, Recall's profits are expected to improve for the full year.

Brambles Industrial Services is performing to plan and is likely to benefit from continued high levels of activity across many commodities, including steel. Its innovative service offerings should result in continued, steady growth.

In summary, Brambles expects to deliver strong growth in sales and profits for the six months to 31 December 2004, against a weaker first half last year. We expect good progress for the full year. Brambles is continuing to focus on the generation of free cash flow. For the full year, we expect again to generate positive net cash flow after the payment of dividends.

At this point, let me now introduce your Chief Executive Officer, David Turner.

David Turner, Chief Executive Officer

Thank you, Don, and good afternoon, ladies and gentlemen.

At the release of our annual results ten weeks ago I said Brambles had turned the corner.

We are back on our feet, building momentum, and we have put to rest questions about the sustainability of our businesses, particularly CHEP.

While our turnaround is far from complete, and we still have a lot of work to do, we are confident about two key things:

The first is that our customers around the world are increasingly recognising the value of the services we provide.

The second is that Brambles is now a stronger company: not just financially but also in terms of management, how we are organised and our strategy.

You know the facts of our 2004 performance – and I'll take you through the key points in just a moment.

The market made its judgement on our results. Our combined market capitalisation in the UK and Australia has increased by more than £1.5 billion since our AGM trading update last year to approximately £4.7 billion. And as Don said, our current trading is strong and the outlook is for further good progress.

Our strategy is sound, its working and it is showing through in our results.

Everything we're doing at Brambles is aimed at building shareholder value: we are strengthening the fundamentals of our businesses; we are using Brambles Value Added to guide our decisions, to measure performance and to reward our people; and we are investing for long-term growth.

This afternoon I want to discuss the full year results and, also, to talk about our businesses.

Looking at the figures for last year you can see:

In constant currency, sales from our continuing businesses were up 7% and profit before tax and goodwill amortisation was also up 7%.

The key points of our results are:

First, the growth in sales and profit,

Second, the significantly better performance in the second half,

Third, the strong improvement in free cash flow, with net cash flow after dividends of £110 million. This is the first year since the formation of the DLC that free cash flow has exceeded dividends, so this was an important milestone for Brambles,

Fourth, the drive for value through Brambles Value Added resulted in lower capital expenditure, while we continued to grow, and

Finally, the significant turnaround at CHEP Americas and the very strong contribution it made to the group results, particularly in the second half.

The results of the work we have been doing to turn Brambles around, particularly CHEP, was clear in the second half when profit was £45 million higher than the first half.

Both CHEP USA and Cleanaway UK delivered significantly better results.

As we came out of last financial year, there was a new momentum building in Brambles.

Let me look at our major businesses: first, CHEP.

CHEP is a £1.4 billion enterprise and it is unique.

It is a global leader in its business operating in 42 countries around the world.

Many of the world's leading companies – manufacturers like Procter and Gamble and Nestlé –

... and household names like Wal-Mart and many others of the world's leading retailers – rely on CHEP to transport their products safely and efficiently.

They use our pool of more than 220 million CHEP pallets and more than 40 million CHEP containers.

In the 2004 financial year, CHEP grew sales by 11 per cent and profit by 14 per cent in constant currency.

This is an excellent performance from the team at CHEP, headed in its two regions by Dave Mezzanotte and Mark Luby.

Put simply, the issue we faced at CHEP was a strong business model with very heavy capital investment and pricing that didn't necessarily reflect the costs of the services we provided different customers.

So our first task was to restructure CHEP so that we were efficient in all territories, with our costs to serve our customers as low as they could be and overall pricing at a level to reflect that cost to serve. That's the model we have in Australia and many other countries.

We have been through the change process in the USA and we are doing the same thing in Europe. It is not an easy process but the results are encouraging. The key point is that it is in the long term interests of both our customers and shareholders for CHEP to receive a fair return for the services we provide.

Last year we said we expected CHEP USA to turn around in the second half, and that is exactly what happened. Operational performance was strong, sales were up, and costs began to fall. Most importantly, customer satisfaction has improved.

In CHEP Europe, sales growth was strong for the year and second half profit was up over the two previous halves.

The team in Europe have worked through a hard and complex restructuring programme but the results are beginning to show. The costs of the restructuring are now finished, well ahead of schedule.

Headcount is down, the new activity-based pricing is well underway and Europe is building a new momentum. We expect to see continuing benefits in 2005 and 2006.

Elsewhere in CHEP, Australia and South Africa are growing profitably and delivering strong cash flows.

Turning to CHEP Americas, the USA operation is now approaching a billion US dollar a year business.

We are continuing to focus on productivity, optimising our cost base, and further developing our quality programme – called Perfect Trip – to drive change.

The total number of pallet returns from distributors outside the CHEP network is now over 90 per cent compared to 56 per cent two years ago.

We are continuing to grow sales, but on a controlled basis.

We will continue to work with our customers to improve the profitability of our Total Pallet Management contracts, which are contracts where we manage the pallets at our customer's site.

By working with customers to lower their supply chain costs, we are strengthening our relationships with them. For example CHEP's Total Pallet Management relationship with Wal-Mart, the world's largest retailer, is now in its fifth year and has grown in every one of those years.

As we achieve operational improvement, we will seek to optimise the balance between sales and the growth in the size of the pallet pool. At the same time, we will work hard to reduce the cost of new pallets.

Looking outwards, our annual customer satisfaction survey showed customers are recognising our improved service, particularly in on-time delivery.

We continue to have significant organic growth opportunities.

In the United States, only about 35% of the grocery and fast moving consumer goods business uses pooled pallets and, as well as this, we have other major sectors to target, such as frozen, fresh and chilled foods, and the packaging sector.

We also see organic growth opportunities for pallet pooling in Latin America where we already do business in four of the biggest economies, and where pallet pooling is in its infancy.

Apart from organic growth, we invest in new technologies so that we can capture longer term growth opportunities.

Pallets enabled with radio frequency identification technology are a good example. Known as RFID, its benefits are being applied within the supply chain. CHEP is uniquely positioned to provide RFID at the pallet level, by placing a tag on the pallet to create a 'smart' pallet.

These smart pallets help keep track of each pallet load more efficiently and therefore limit pallet losses. At our innovation centre in Florida, you can see a load of tagged pallets going through the RFID reader.

CHEP has created an RFID product as a premium service offer and CHEP USA has already secured its first contract for a customer to use the tagged pallets.

If the industry requires tagged pallets, we are ready to supply them.

Moving to CHEP Europe:

The roll out of the new activity-based pricing programme is on track, and it is an absolute priority for us.

At the same time we are working hard to improve both customer satisfaction and the value we bring to every customer. We are making it easier for customers to do business with us by simplifying invoicing and our own administration. Our Perfect Trip quality initiatives will help us to achieve these goals.

We are also well down the road of better management of our assets.

We will continue to focus on those areas to improve our business.

We will also continue to develop our business and grow in new geographic areas, such as Italy and Eastern Europe.

In Cleanaway, we have a leading international waste management operation with market positions in the top three in the UK, Australia and Germany.

The team at Cleanaway addressed some real challenges during the year.

While sales grew by 5 per cent in constant currency, profit was down by 10 per cent on the same basis. This was due to a weak first half in the UK and, as expected, a challenging environment in Germany.

The UK business improved in the second half, we increased our forward order book in municipal to nearly £800 million, and we continued, and are continuing, our programme to address profitability in the Commercial & Industrial business.

In Germany, Cleanaway is a major supplier to the national packaging recycling scheme, known as the DSD, which has been going through an extensive process of re-tendering the contracts. We have been successful in the re-tendering process, expanding our share of this business but, as expected, at lower margins.

In the face of these various rounds of re-tendering, our German management team restructured the business and cut costs. The business also developed further and entered a partnership with the local authority in Dresden. Municipal councils in Germany are beginning to outsource waste management, and this will further strengthen our position in this key region. We are continuing to generate cash and profits in Germany.

Cleanaway in Australia continued to underpin its future sales and won more than half of the available municipal tenders, increasing its order book to £265 million but the environment in 2005 is challenging.

Waste management is a fast-growing market as state and local governments in many parts of the world turn their waste management operations over to the private sector.

The sector is expected to grow by 25 per cent over the next six years with greater levels of growth in the high value-added areas where we are focusing our efforts. That is, in recycling, outsourcing and total waste management solutions.

We will focus on our proven technologies to win municipal contracts. These include our experience with Materials Recycling Facilities, Routing Software and the development of Bio-inserts Bins, which are adding value in green waste collections.

In the UK, the construction of the new Materials Recycling Facility in Greenwich commenced this year and is on schedule to be operational in December.

Recall is one of the world leaders in secure storage, access, retrieval and tracking of important information.

Sales were up 8 per cent but margin pressure in Europe led to a 10 per cent lower profit for Recall overall.

In our other major markets, Recall continued to grow well.

As with some of our other businesses, profit strengthened in the second half and we expect that momentum to continue in 2005.

The performance shortfall in Europe was due to lower market pricing, predominantly in our UK Secure Destruction business and our Italian business. A new management team for Europe is now in place, cost structure reviews are underway in key markets, and the business is improving.

In each of our markets, Recall continues to reinforce its position as the service quality leader through its Perfect Order programme. This quality initiative has been rolled out around the world, providing Recall and its customers with objective measures of service quality on a continual basis.

We have strengthened Recall's presence in key regions across the US with new information centres in Texas, Las Vegas, and Connecticut.

In the major South American market of Brazil, Recall extended its leadership position, adding a mega-centre in Sao Paulo and further expanding into regional markets.

While profit performance may have been down, Recall's cash performance was better as a result of improved working capital performance which was due to system and process improvements.

Recall has a strong business model in a growing industry.

Of the 8 per cent growth in sales, three quarters came from organic growth, as our customers continue to store more documents and new customers recognise the value of outsourcing their information management.

We are completing a comprehensive review of our cost base, identifying opportunities to consolidate facilities and operations, to significantly lift productivity.

We continue to invest in sales and marketing. We have moved to form integrated, industry-focused sales teams in the United States, where we present one face to a customer, representing all of Recall's services lines.

We will continue to look at bolt on acquisitions which add to our scale or allow us to enter new markets.

Brambles Industrial Services provides a range of on- and off-site services to customers in heavy industry.

This division of Brambles continued to deliver strong and reliable results.

Profit and cash flow were strong.

In Australia, Brambles Industrial Services is tightly run and is growing, with contract wins in the coal, gold, chemical and steel industries.

In the UK, a 5-year scrap handling and logistics contract win with Corus was the first since we acquired the Short Bros business four years ago, and we also gained additional work with Celsa. All locations improved their earnings performance compared with 2003.

Last year was a good one for Brambles Industrial Services which, with a forward order book of nearly £1 billion, and the new contract wins in Australia and the UK, is well set.

We have also streamlined the organisational structure of Brambles.

We have reorganised the CHEP business into two major regions: CHEP Americas and CHEP Europe, Africa and Asia-Pacific. This structure has resulted in a leaner, more transparent and more cost-effective management process and is working well.

We have clear operational accountability, with the group having a direct line of sight into all our principal activities.

We have also consolidated the management of Cleanaway UK and Asia-Pacific with Brambles Industrial Services to take advantage of the regional synergies in managing these businesses and saving costs.

In many of our businesses, we work in environmentally and industrially difficult conditions.

Every manager takes our collective responsibility for the safety and health of our people and the communities in which we operate, very seriously.

Overall, the various measures by which we assess our performance in safety management improved, and Brambles continues to perform substantially better than external indicative benchmarks.

However, and as Don said, Brambles had, regrettably, four work-related fatalities during the year. In America one of our employees died tragically in a hit and run accident while he was on the way to work. In the UK a contractor died in an assault in a public facility.

There were two fatalities involving our trucks. In Australia a contractor died in an accident and, in the UK, a truck knocked over a member of the public who subsequently died.

The fatalities had a deep impact on the families, the workmates and the friends of the deceased and the communities where they lived.

The only acceptable safety performance is no accidents, no injuries, no fatalities. We are all working hard to make sure we continually improve our processes to achieve that goal of zero harm.

On a more positive note, we also supported communities around the world and invested close to £400,000 in projects ranging from the environment, to education, to health and medical projects. Brambles people also gave their time to assist a myriad of projects, and this was recognised through our Community Reach programme.

Brambles is an exciting place to work. The people of Brambles feel good about what we are achieving, and our focus on our customers is unrelenting.

As much as any single factor, we owe our current strength and our future potential to the dedication and hard work of Brambles employees. They took the difficulties faced by their company over the past couple of years personally, and they worked hard – and continue to work hard – to continuously improve.

Thank you, ladies and gentlemen, and now I will hand back to Don.

Mr Don Argus AO, Chairman

Thank you, David.

This year we invited shareholders to send in questions ahead of the meeting on the issues that are important to them. We believe this is an important step in more fully engaging shareholders, particularly those who cannot attend the Annual General Meeting.

We have had a very positive response from shareholders and I want to thank all of you who sent in questions or raised issues for discussion.

Naturally we will take questions from the floor when we move on to the formal part of the meeting.

The questions covered a wide range of topics and I would now like to address the issues raised in the most frequently asked questions.

These are: our approach to dividends and scrip dividend plans, Board selection and remuneration, and executive pay.

The most common question was about dividends, in particular when the dividend is likely to increase.

Let me take a step back to answer this:

Over the last two years we have been undertaking a major restructuring at Brambles. The Board decided to maintain the annual dividend for shareholders at twenty Australian cents a share throughout this period, despite pressure on our free cash position.

In February, David Turner released a set of objectives and milestones for Brambles. He said that we were focused on improving our ability to generate cash to achieve three things:

1. to invest in growing our existing businesses,

2. to reduce the level of debt and, importantly,

3. to adopt a progressive dividend policy.

So, the Board will keep its dividend policy under review as the Brambles turnaround continues.

A number of shareholders asked us to introduce a scrip dividend plan.

I know that many individual shareholders see scrip dividend plans as a very attractive way of adding to their existing investments.

At the 2003 Annual General Meeting, shareholders approved a scrip dividend plan. As I said at the time, having you approve the plan gave us the flexibility to introduce one when it fitted the capital management needs of the group.

Brambles has no need for additional capital at the moment. But, as I said earlier, we are continually reviewing our capital management. If a scrip dividend plan were in the interests of shareholders as a whole, we would certainly consider it.

Shareholders also asked about who sits on the Board, how Directors are chosen and whether they are the right people for the job.

Let me start off by saying that we have made significant progress on the commitment I made to you last year to renew the Board. Earlier I introduced you to two of our most recent appointments - Jac Nasser and Stephen Johns. Both bring international

experience, both understand our business from a customer's point of view and both have had very successful business careers in their own right.

Last year, Sir John Parker resigned from the Board and Graham Kraehe resigned in March this year. Their respective contributions were invaluable to our turnaround efforts and our appreciation should be acknowledged.

At the conclusion of this year's AGMs, Ron Milne will retire after 23 years of solid service to the group and I have already paid tribute to Ron's contribution.

I want to repeat that we remain committed to continuing to renew the Board but we will do this in an orderly fashion to minimise further disruption.

In a company operating in 48 countries, with four diverse and leading businesses, it is critical to recruit the most talented Directors to the Board.

Your Directors are also conscious that our Board membership at the moment does not truly reflect the diverse nature of the world in which we live and work.

Diversity in all its forms is a critical business issue. Without good people, Brambles cannot continue to grow and prosper.

We have to attract and retain people of all races, creeds, cultures and ages, with a variety of experiences and achievements as well as making sure the company is reflective of the countries where we operate.

The facts however speak for themselves – we have not yet got this right and we do face challenges, particularly because of the nature, requirements and history of our company.

We will continue to strive to make our entire workforce, including our Board and senior management, a true reflection of the world in which we operate, but this will take time.

As shareholders, one of your most important roles is to elect Directors. At Brambles we believe that providing you with detailed information about the candidates the Board is proposing for election and re-election is central to that process.

For new Directors, we undertake a skill set analysis to determine what skills are required to assist to take Brambles forward. Once that is completed, we engage independent recruitment consultants to undertake a world wide search to ensure that we attract the best candidates.

For existing Directors, we have an objective and rigorous method to evaluate the performance of every Board member.

Some shareholder groups, both here and in Australia, give views on whether candidates should be re-elected. We appreciate the focus that they bring to this important responsibility of shareholders.

The Australian Shareholders' Association, for example, gives guidance by focussing on whether, in its view, a Director has sufficient time to do the job. This determination is based solely upon the number of Boards on which the individual sits.

While having the necessary time available is important, focussing on this issue alone doesn't address the capability of the Director and his or her contribution.

Again, there is a view that, once a person has served on a Board for longer than a certain period, they stop being independent or no longer have a contribution to make. This approach fails to take into account the quality and competence of the individual, their contribution and the importance of corporate memory.

It is clearly difficult from the outside to assess how Board members are performing. So how do shareholders get to the bottom of the capability issue? My suggestion is that they demand their companies answer these five questions:

1. Does the Board critically review the performance of Directors?

2. Does the Board critically examine issues that go to the independence of Directors?

3. What processes has the Board put in place to report and act on the outcomes of the performance assessment?

4. Does the Board report those processes and the outcomes to shareholders? and

5. Does the Board explain whether a candidate for re-election is endorsed, or not, and give the reasons why?

While these questions don't have the attraction of being able to be answered by a "tick in a box", they are the only ones that will get to the right issue and ensure that shareholders have the best information available on the people who populate their Boards.

Shareholders also enquired about Non-executive Director remuneration. It has been three years since you approved an increase in the maximum permissible annual remuneration for the Non-executive Directors.

As I said earlier, it is critical that, in a company operating in 48 countries, we are able to recruit the best talent to the Board.

During a turnaround, it is absolutely vital that new Directors are inducted into the business in an orderly way. This means that, at times, the size of the Board will need to increase as new Directors come on, and Directors who are about to retire remain for a period to allow the new Directors to become familiar with the business.

As you will have seen in the Notice of Meeting, we have very little margin between the aggregate fees payable under the maximum permissible remuneration cap you approved three years ago. The proposed increase in the maximum permissible

remuneration will provide us with the flexibility needed to attract and retain high quality Directors of international standing.

Shareholders asked about executive pay. I know that this is a concern to both individual and institutional shareholders and in the general community. I want to take a little time to explain how the Board of Brambles goes about setting senior executive remuneration.

There is a lot more scrutiny now on remuneration and I believe this is good for shareholders and equally good for Boards in having to make the whole issue much more transparent.

Brambles has been undergoing a major restructuring over the past three years and some shareholders have said that senior management have been paid handsomely and only shareholders have borne the pain.

It seems to me the real issue is how do you, as shareholders, know whether pay packages for senior executives are appropriate or not? It is not just about the CEO's remuneration, but the whole executive team.

The key features of a successful executive remuneration scheme are to attract, retain, and motivate senior executives for delivering long term performance to shareholders.

No matter how good the assets are, they can only perform as well as the people managing them. This is even tougher in a turnaround.

As the joint venture businesses were integrated into Brambles following the formation of the DLC in 2001, it became clear that we needed to upgrade talent right across the organisation. During the past three years, 45% of the top 120 positions in Brambles have been filled with new hires. At the same time, we identified those long term employees who are excellent at what they do and a number moved into more important positions.

Few major global companies have undergone this extent of transformation in such a concentrated period.

As I mentioned earlier, there are three components to having the best people.

The components are:

- attracting and hiring them,
- retaining them in the face of international competition, and
- motivating them to act in the best long term interests of shareholders and customers.

While we are getting new, highly talented people into the company and putting those equally talented long term employees into more important positions, it is our responsibility to shareholders to motivate them and retain them.

This is the underlying reason for proposing the changes to Brambles' remuneration schemes at today's AGM.

Traditionally, Brambles has had two components to compensation. One is fixed pay and the other is an at-risk component.

Clearly, during the turnaround, Brambles' earnings have been poor. This has meant that the full value of the long term, at-risk component of executive remuneration has not been paid. The management team have however put in an enormous amount of effort to get Brambles back in shape and lay the foundation for sustainable, growing earnings.

The 50 per cent rise in the share price over the last year demonstrates that the hard work they have been putting in is paying off. We still have a long way to go but it is critical to keep the executive team in place.

The key issues here are:

- How does the Board decide when and how much to pay senior executives? and
- How can you as a shareholder know it's fair?

For too many years, companies have not provided information about how pay arrangements are structured and what Boards are trying to achieve from their senior executives when they set short and long term compensation.

Without this sort of information, it is no wonder shareholders and the community have voiced concerns.

Last year we started publishing a very detailed Remuneration Report - more detailed, in fact, than is presently required by UK law or seen in common practice. This has now become a requirement for all Australian companies.

In looking through the Report, or any company's report, I think the five questions you should be asking are:

1. Is the total pay made up of fixed and at-risk components?
2. How much of the compensation is fixed and how much is at-risk?
3. How is the fixed amount set?
4. What does the executive have to do to get the at-risk component? and

5. Are the performance conditions robust and are they structured to create long term value?

To demonstrate our approach to remuneration, I want to use David Turner's package as an example.

In 2004, David earned £1.6 million in cash and benefits. He was also provided with long term incentives, which are subject to performance hurdles. The notional value for the year of long term incentives provided to David was around £243,000. As such, his remuneration consisted of both fixed and at-risk remuneration.

Several shareholders have asked why it is necessary to pay so much money to any chief executive.

As I said earlier, Brambles is a genuinely international business globally headquartered in Australia. We operate in 48 countries in four key businesses and we employ around 28,000 people.

The talent pool capable of managing this level of complexity is very small.

Every other global company is also looking to tap this pool for its leadership. We have to compare our senior executives' compensation to the chief executives of companies of a similar scale and complexity in the USA and the UK. This is where we compete for talent. They are the compensation packages we have to match. To put it simply, if we don't pay competitive salaries then we risk losing our best people and limit our ability to attract new executives.

I don't believe any shareholder would want that.

A lot of headline figures for executives get bandied around.

What we need to do is look at:

- What makes up that figure? and
- How does it meet the questions I posed earlier?

The first question was whether the pay was made up of fixed and at-risk components. This is important because the executive needs to have some skin in the game. That means that his pay goes up as performance goes up and, of course, down when the company is not meeting the standards we set.

On page 70 of the Remuneration Report, we showed that, last year, 47% of David's remuneration for the year was fixed and 53 per cent at-risk. This means that over half of his remuneration was dependent upon the company's performance.

The fixed part is the part that gets paid anyway. As shareholders, you need to be confident that this is the right amount of money: too low and you won't attract the necessary talent; too high and you won't drive performance.

At Brambles, we set that amount by reference to two things:

The first is the scope of the role.

As I said earlier, Brambles is a genuinely international company. Each year, our managers are responsible for business expenditure of £3 billion, and for making decisions that will affect the value of Brambles for years to come.

The second is the markets in which we operate.

I also said earlier that the pool of talent for which we compete is both small and global. What our competitors are paying is what we have to pay to attract, motivate and retain the best people.

The second component of remuneration is the amount at-risk.

In structuring the at-risk component, it is important to ensure that management is rewarded for delivering long term performance and not making decisions that only boost profit in the short term.

As shown in the Remuneration Report, in 2004, 53% of David's remuneration was at-risk. The performance hurdles he has to meet for his long term incentives are set over a minimum of three years. This ensures he is rewarded for the sound, long term performance of the Group, and not only for short term achievements. The Board has proposed to modify the incentive arrangements for management so we can further strengthen the alignment of interests between management and shareholders. This will also allow us to remain at the forefront of best practice. I will discuss these new long term incentive plans in more detail later in the meeting.

Shareholders must satisfy themselves that the performance conditions are sufficiently robust and designed to create long term value, and be provided with the necessary information to make this determination.

In 2004, the performance hurdles used for the purposes of the Group incentive arrangements were based on:

- the improvement in Brambles Value Added;
- profit before tax and amortisation;
- total shareholder return; and
- earnings per share.

The Board signs off on the performance conditions and oversees the process by which performance is measured. The performance against Brambles Value Added was detailed on page 55 of the Annual Report.

Last year, shareholders expressed their desire to see the short term incentives for both the Chief Executive and the Chief Financial Officer moved to a Brambles Value

Added hurdle. These changes have been incorporated into the remuneration scheme in front of you today, to vote for later in this meeting. I hope that you approve this continued alignment of executive remuneration with shareholders' interests.

[The Chairman then moved to the formal items of business]

The slides referred to in this presentation are available on the Brambles website www.brambles.com

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5222
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	Mobile +61 (0) 401 990 425

Brambles is globally headquartered in Australia